                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934

For the fiscal year ended December 31, 2001

                          OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to
                               -------------      ---------------

Commission File Number 33-57687



                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST
                 (Full title of the plan and the address of the
             plan, if different from that of the issuer named below)



                            ATMOS ENERGY CORPORATION
                        Three Lincoln Centre, Suite 1800
                                5430 LBJ Freeway
                               Dallas, Texas 75240
                     (Name of issuer of the securities held
                          pursuant to the plan and the
                   address of its principal executive office)

                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST



                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                        AS OF DECEMBER 31, 2001 AND 2000
                    AND FOR THE YEAR ENDED DECEMBER 31, 2001

                                    CONTENTS


                                                                                                  Page
                                                                                                 Number
                                                                                            -----------------

Report of Independent Auditors

Audited Financial Statements:

    Statements of Net Assets Available for Benefits                                                2

    Statement of Changes in Net Assets Available for Benefits                                      3

    Notes to Financial Statements                                                                  4


Supplemental Schedules:

    Schedule H; Line 4i - Schedule of Assets (Held At End of Year)                                 12

    Schedule H; Line 4j - Schedule of Reportable Transactions                                      13


Signatures                                                                                         14

Exhibits Index                                                                                     15

                         Report of Independent Auditors


The Employee Stock Ownership Plan Committee
  Atmos Energy Corporation Employee Stock Ownership Plan and Trust


We have audited the accompanying statements of net assets available for benefits of the Atmos Energy Corporation Employee Stock Ownership Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                               ERNST & YOUNG LLP

Dallas, Texas
June 26, 2002

                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                            December 31
                                                   ---------------------------
                                                      2001            2000
                                                   -----------     -----------
ASSETS

Investments:
    Common stock of Atmos Energy Corporation       $48,502,656     $50,774,246
    Registered Investment Companies:
        T. Rowe Price Prime Reserve Fund               793,245         792,264
        T. Rowe Price Balanced Fund                  2,741,118       2,799,693
        T. Rowe Price Spectrum Income Fund           1,645,032       1,261,675
        T. Rowe Price Spectrum Growth Fund           5,638,158       5,803,756
        T. Rowe Price International Stock Fund         774,112         880,518
        T. Rowe Price Short-Term Bond Fund           1,603,654       1,286,619
        T. Rowe Price New Horizons Fund                241,606              --
        T. Rowe Price New American Growth Fund       6,096,225       6,724,036
        T. Rowe Price Equity Income Fund             9,445,301       8,851,815
        T. Rowe Price Equity Index 500 Fund            347,323              --
        Stein Roe Growth Stock Fund                    114,064              --
    Common/Collective Trust:
        T. Rowe Price Stable Value Fund              6,710,572       6,180,433
    Common stock of Entergy Corporation                 74,419          80,635
    Common stock of Citizens Communications
        Company, Class B                             2,219,732              --
    Participant loans                                3,580,518       3,098,635
                                                   -----------     -----------
Total investments                                   90,527,735      88,534,325

Receivables:
    Participant contributions                          153,099         298,216
    Company contributions                               83,328         169,782
                                                   -----------     -----------
Total receivables                                      236,427         467,998
                                                   -----------     -----------

Net assets available for benefits                  $90,764,162     $89,002,323
                                                   ===========     ===========




See accompanying notes

                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                          Year ended December 31, 2001

ADDITIONS
Investment income (loss):
    Net depreciation in fair value of investments                          $ (8,259,185)
    Dividends on common stock                                                 2,513,634
    Interest and dividend income on registered investment
      companies                                                               1,533,863
    Interest on participant loans                                               312,782
                                                                           ------------
                                                                             (3,898,906)

Contributions:
    Participants                                                              6,073,258
    Company                                                                   3,300,620
    Rollovers                                                                 3,961,009
                                                                           ------------
                                                                             13,334,887
                                                                           ------------

    Total additions                                                           9,435,981

DEDUCTIONS
Distributions to participants                                                 7,665,336
Administrative expenses                                                           8,806
                                                                           ------------
    Total deductions                                                          7,674,142
                                                                           ------------

Net increase                                                                  1,761,839

Net assets available for benefits, at beginning of year                      89,002,323
                                                                           ------------

Net assets available for benefits, at end of year                          $ 90,764,162
                                                                           ============






See accompanying notes

                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST


                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2001


1. Description of the Plan

The following brief description of the Atmos Energy Corporation Employee Stock Ownership Plan and Trust (the "Plan") is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Effective March 1, 2002, the Plan's name was changed to the Atmos Energy Corporation Retirement Savings Plan and Trust.

General

The Plan is a trusteed defined contribution retirement benefit plan offered to eligible employees of Atmos Energy Corporation (the "Company" or "Atmos"). The Plan is to continue for an indefinite term and may be amended or terminated at any time by the Board of Directors of Atmos (the "Board"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

In July 2001, the Company completed the acquisition of the assets of Louisiana Gas Service Company and LGS Natural Gas Company ("LGS") from Citizens Communications Company, formerly Citizens Utilities Company. Substantially all employees of LGS that joined the Company were immediately eligible to participate in the Plan. In addition, those employees were allowed to rollover into the Plan their assets which were held in the Citizens Utilities Company 401(k) Employee Benefit Plan ("Citizens Plan").

Eligibility

Substantially all employees of the Company (except employees cover by other agreements, leased employees and any employees covered by a collective bargaining agreement in which Plan participation has not been negotiated through good faith bargaining) are eligible to participate in the Plan as of the first payroll period coincident with or immediately following the date of hire ("Participants").

Contributions

Contributions to the Plan include contributions withheld by the Company on behalf of each Participant in an amount specified by the Participant pursuant to a salary reduction agreement, as well as matching Company contributions and any discretionary Company contributions.

Participants are eligible to receive matching Company contributions after completing at least one year of service, effective on the earlier of January 1, April 1, July 1 or October 1 after which one year of service has been completed.

Participants may elect a salary reduction (not to exceed $10,500 in 2001), ranging from a minimum of 1% of eligible compensation, as defined by the Plan, up to the maximum allowed by the Internal Revenue Service ("IRS").

The Company shall contribute a matching Company contribution in an amount equal to 100% of each Participant's salary reduction contributions, up to a maximum of 4% of such Participant's eligible compensation for the Plan year. The Company's matching contribution meets the current IRS "Safe Harbor" definition. The Company may revoke or amend any Participant's salary reduction agreement if necessary to ensure that (1) each Participant's additions for any year will not exceed applicable IRS Code (the "Code") limitations and (2) Company matching contributions will be fully deductible for federal income tax purposes.

The Plan also provides that a discretionary contribution may be made at the option of the Board and in an amount determined annually by the Board. No discretionary contribution was made to the Plan in 2001.

All contributions to a Participant's account are immediately and fully vested.

Investment Options

The Plan allows Participants' salary reductions to be invested among a variety of registered investment companies, one common/collective trust and Atmos common stock.

The Stock Purchase Program Fund, consisting of Atmos common stock, is non-participant and participant directed. All Company matching and discretionary contributions are directed into this fund and may not be transferred to another investment option until the plan year following the year a Participant reaches age 55. In any plan year subsequent to a Participant reaching age 55, a Participant will have the opportunity, during the first calendar quarter, to diversify, in a one-time election, his or her Atmos common stock into other available investment options. Contributions made to this fund by Participants may be transferred to other investment options during the last two weeks (14 calendar days) of each calendar quarter with the actual transfer taking place on the first business day after the start of the next calendar quarter. Effective March 1, 2002, contributions made to this fund by Participants are allowed to be traded on a daily basis.

In May 2000, the Company completed the acquisition of the Missouri natural gas distribution assets of Associated Natural Gas ("ANG") from a subsidiary of Southwestern Energy Corporation. Employees of ANG that joined the Company were allowed to transfer into the Plan his or her assets which were held in the Southwestern Energy Corporation 401(k) Plan ("Southwestern Plan"). To accommodate several ANG employees who held Entergy Corporation ("Entergy") common stock in the Southwestern Plan, an additional account was established in the Plan to hold the Entergy stock. This account was established as a frozen account where funds can be liquidated but no new stock added.

To accommodate several LGS employees who held Citizens Communications Company ("Citizens") Class B common stock in the Citizens Plan, an additional account was established in the Plan to hold the Citizens stock. This account was established as a frozen account where funds can be liquidated but no new stock added.

Distributions to Participants

Dividends received on Atmos common stock, in accordance with the Plan, must be distributed to Participants no later than 90 days after the Plan's year end. Currently, the dividends are distributed quarterly. However, a Participant may elect to have his or her dividends reinvested in Atmos common stock by making an election to make an additional salary reduction contribution in the amount of the quarterly dividend. This election must be made on the day prior to a dividend payment date and will remain in effect until the election is changed.

Effective March 1, 2002, dividends received on Atmos common stock will automatically be reinvested in Atmos common stock. However, a Participant may elect to have his or her dividends paid in cash. This election may be made at any time during the period beginning on the first business day on or after the dividend record date and ending at a time specified by the Employee Stock Ownership Plan Committee (the "Committee") on the last business day preceding the dividend payout date. Once a Participant elects to receive his or her dividends in cash, the election will remain in effect until the election is changed.

A Participant may elect to receive an annual distribution of Company matching or discretionary contributions made to his or her account prior to January 1, 1999 and which were allocated to his or her account at least two years prior to such election. These annual elections are made as of January 1. The annual distribution from the Plan is normally made in February of the following year. Company matching or discretionary contributions made after January 1, 1999 meet the current IRS "Safe Harbor" definition and are not eligible for in-service withdrawal.

In the event of retirement, death, termination due to disability or termination of employment for another reason, a Participant is entitled to withdraw the entire amount from each of his or her accounts. Withdrawals from a Participant's salary reduction account, as well as the Company matching and discretionary accounts, are also allowed upon proof of financial hardship meeting IRS "Safe Harbor" definitions or, if elected, subsequent to the Participant attaining age 59 1/2. Withdrawals from the Stock Purchase Program Fund may be in the form of Atmos common stock or cash, as determined by the Committee. However, a Participant has the right to have withdrawals made in the form of Atmos common stock upon written notice by the Participant.

Loans to Participants

A Participant may borrow up to the lesser of $50,000 or 50% of his or her account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods of up to 5 years for general purpose loans or 15 years for primary residence loans. The interest rate is the U.S. prime rate plus 2% and is fixed over the life of the loan. A Participant may have two loans outstanding if the proceeds of one of the loans were used to purchase the Participant's primary residence.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan shall terminate and the trust shall be liquidated, unless the Plan is continued by a successor. Upon such liquidation, all accounts shall be distributed to the Participants.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year end. Investments in common stock are valued at quoted market prices. The fair value of investments in the common/collective trust are determined periodically by the Trustees based upon the current fair value of the underlying assets of the fund. The fair value of participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Investment income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average historical cost method. Capital gains and losses are included in interest and dividend income.

3. Administration of the Plan and Plan Assets

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the pleasure of the Board without compensation. Certain administrative functions are performed by employees of the Company. No employee of the Company receives compensation from the Plan.

In accordance with the Plan, the Company has appointed the Committee as Trustee of the Plan. The Trustee may be removed at the discretion of the Board. The Trustee shall vote any common stock held in the trust in accordance with directions received from the Participants, or at its discretion if there are no such directions. The Plan's assets are held by T. Rowe Price Associates, Inc., the Custodian and Recordkeeper of the Plan.

All expenses of the Plan are paid by the Company except for processing fees related to loan withdrawals.

4. Non-Participant Directed Investments

Atmos common stock held in the Stock Purchase Program Fund is non-participant and participant directed. The investment activity related to Atmos common stock cannot be segregated between non-participant and participant directed. The following presents the information about the net assets and the components of the changes in net assets relating to the non-participant directed investments:


                                                              December 31
                                                       ---------------------------
                                                         2001             2000
                                                       -----------     -----------
Investments:
    Atmos Energy Corporation Common
      Stock                                            $48,502,656     $50,774,246
                                                       ===========     ===========


                                                       Year ended
                                                      December 31,
                                                         2001
                                                      ------------
Changes in net assets:
    Contributions                                     $ 7,336,721
    Dividends                                           2,513,634
    Interest on participant loans                         168,322
    Loan repayments                                       629,504
    Net depreciation in fair value of investments      (6,549,239)
    Distributions to participants                      (6,326,226)
    Interfund transfers out                               (44,306)
                                                      -----------
                                                      $(2,271,590)
                                                      ===========

5. Investments

Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified in the statements of net assets available for benefits.

During 2001, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices for common stock and published market prices for registered investment companies as follows:


Atmos Energy Corporation Common Stock                                 $(6,549,239)
Registered Investment Companies:
    T. Rowe Price Balanced Fund                                          (237,055)
    T. Rowe Price Spectrum Income Fund                                    (25,686)
    T. Rowe Price Spectrum Growth Fund                                   (595,927)
    T. Rowe Price International Stock Fund                               (214,872)
    T. Rowe Price Short-Term Bond Fund                                     33,881
    T. Rowe Price New Horizons Fund                                        (3,390)
    T. Rowe Price New America Growth Fund                                (886,375)
    T. Rowe Price Equity Income Fund                                     (355,111)
    T. Rowe Price Equity Index 500 Fund                                   (19,491)
    Stein Roe Growth Stock Fund                                           (18,912)
Entergy Corporation Common Stock                                           (6,091)
Citizens Communications Company Common Stock                              619,083
                                                                      -----------
                                                                      $(8,259,185)
                                                                      ===========

6. Differences Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:



                                                                               December 31
                                                                      ------------------------------
                                                                          2001              2000
                                                                      ------------      ------------
Net assets available for benefits per the
    financial statements                                              $ 90,764,162      $ 89,002,323
Amounts allocated to withdrawing participants                             (557,745)         (981,546)
                                                                      ------------      ------------
Net assets available for benefits per the
    Form 5500                                                         $ 90,206,417      $ 88,020,777
                                                                      ============      ============

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:



                                                                      Year ended
                                                                     December 31,
                                                                         2001
                                                                     ------------
Distributions to participants per financial statements                $ 7,665,336

Add: Amounts allocated to withdrawing participants
    at December 31, 2001                                                  557,745
Less: Amounts allocated to withdrawing participants
    at December 31, 2000                                                 (981,546)
                                                                      -----------
Distributions to participants per the Form 5500                       $ 7,241,535
                                                                      ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions to participants that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated May 13, 1997 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. In February 2002, the Plan made an application with the IRS to receive a new determination letter stating that the Plan is qualified under Sections 401(a) and 501(a) of the Code. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST

                               SCHEDULE H; LINE 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)


                                EIN: 75-1984576
                                PLAN NUMBER: 002

                                December 31, 2001


                                           (c) Description of investment
              (b) Identity of issue,          including maturity date
                 borrower, lessor          rate of interest, collateral,                       (e) Current
  (a)            or similar party              par or maturity value           (d) Cost           value
  ---         ----------------------       -----------------------------       --------        -----------

   *      Atmos Energy Corporation        Common stock; 2,282,478
                                              shares                            $43,749,427    $  48,502,656
   *      T. Rowe Price Associates,
              Inc.                        Stable Value Fund                              **        6,710,572
   *      T. Rowe Price Associates,
              Inc.                        Prime Reserve Fund                             **          793,245
   *      T. Rowe Price Associates,
              Inc.                        Balanced Fund                                  **        2,741,118
   *      T. Rowe Price Associates,
              Inc.                        Spectrum Income Fund                           **        1,645,032
   *      T. Rowe Price Associates,
              Inc.                        Spectrum Growth Fund                           **        5,638,158
   *      T. Rowe Price Associates,
              Inc.                        International Stock Fund                       **          774,112
   *      T. Rowe Price Associates,
              Inc.                        Short-Term Bond Fund                           **        1,603,654
   *      T. Rowe Price Associates,
              Inc.                        New Horizons Fund                              **          241,606
   *      T. Rowe Price Associates,
              Inc.                        New America Growth Fund                        **        6,096,225
   *      T. Rowe Price Associates,
              Inc.                        Equity Income Fund                             **        9,445,301
   *      T. Rowe Price Associates,
              Inc.                        Equity Index 500 Fund                          **          347,323
   *      Stein Roe Farnham &
              Company                     Stein Roe Growth Stock Fund                    **          114,064
          Entergy Corporation             Common stock; 1,903
                                              shares                                     **           74,419
          Citizens Communications         Common stock, 208,230
                                              shares                                     **        2,219,732
   *      Participant Loans               Interest rates from 7.50%
                                              to 11.00%                                  --        3,580,518
                                                                                -----------    -------------
                                                                                         **    $  90,527,735
                                                                                ===========    =============

*        Indicates party-in-interest to the Plan

**       Cost information is not required for participant-directed investments

                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST

                               SCHEDULE H; LINE 4j
                       SCHEDULE OF REPORTABLE TRANSACTIONS

                                 EIN: 75-1984576
                                PLAN NUMBER: 002

                          Year ended December 31, 2001


                                                                                      (h)
       (a)                                                                       Current value       (i)
   Identity of          (b)            (c)            (d)             (g)         of asset on        Net
      party         Description     Purchase        Selling         Cost of       transaction      gain or
     involved       of security       price          price           asset            date         (loss)
  --------------    -----------    -----------   -------------    ------------   -------------    ---------

Category (iii) - Series of transactions in excess of 5 percent of plan assets


Atmos Energy        Common          $8,553,779              --      $8,553,779      $8,553,779           --
 Corporation         Stock

Atmos Energy        Common                  --      $4,276,130      $3,405,944      $4,276,130     $870,186
 Corporation         Stock



Columns (e) and (f) not applicable

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2001

Schedule H; Line 4j information is presented for non-participant directed investments only

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Stock Ownership Plan Committee of the Atmos Energy Corporation Employee Stock Ownership Plan and Trust, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                ATMOS ENERGY CORPORATION
                                                EMPLOYEE STOCK OWNERSHIP
                                                PLAN AND TRUST


                                                By:  /s/ LAURIE M. SHERWOOD
                                                    ----------------------------
June 28, 2002                                       Laurie M. Sherwood
                                                    Chairperson of the Committee

                                 EXHIBITS INDEX


                                                                                     PAGE NUMBER OR
      EXHIBIT                                                                       INCORPORATION BY
       NUMBER                             DESCRIPTION                                 REFERENCE TO
      -------         ------------------------------------------------         ----------------------------
          4           Instruments defining rights of security
                      holders:

                      (a)   Atmos Energy Corporation Employee                  Exhibit (4)(f) of Form 11-K
                            Stock Ownership Plan and Trust                     for the year ended December
                            (Effective January 1, 1999)                        31, 1998 (File No. 33-57687)

                      (b)   Amendment No. One to the Atmos                     Exhibit (4)(b) of Form 11-K
                            Energy Corporation Employee Stock                  for the year ended December
                            Ownership Plan and Trust                           31, 2000 (File No. 33-57687)
                            (Effective January 1, 1999), effective
                            as of January 1, 1999

                      (c)   Amendment No. Two to the Atmos                     Exhibit (4)(c) of Form 11-K
                            Energy Corporation Employee Stock                  for the year ended December
                            Ownership Plan and Trust                           31, 2000 (File No. 33-57687)
                            (Effective January 1, 1999), effective
                            as of June 1, 2000

                      (d)   Amendment No. Four to the Atmos
                            Energy Corporation Employee Stock
                            Ownership Plan and Trust
                            (Effective January 1, 1999), effective
                            as of July 1, 2001

                      (e)   Amendment No. Five to the Atmos
                            Energy Corporation Employee Stock
                            Ownership Plan and Trust
                            (Effective January 1, 2002), effective
                            as of December 31, 2001

                      (f)   Amendment No. Six to the Atmos
                            Energy Corporation Employee Stock
                            Ownership Plan and Trust
                            (Effective January 1, 1999), effective
                            as of March 1, 2002

         23           Consent of Independent Auditors